Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Final Topline Results of the DeCidE1 Clinical Trial in Advanced Recurrent Ovarian Cancer

Final patient completed the study after more than 2 years of continuous treatment with maveropepimut-S (MVP-S)

Median Overall Survival was 19.9 months, and overall survival rate was 44.9% at 23.8 months

Translational analyses confirm generation of tumor-antigen directed T cells by MVP-S

Dartmouth, Nova Scotia, August 10th, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced the final topline results of the DeCidE1 Phase 2 clinical trial evaluating maveropepimut-S (MVP-S, formerly known as DPX-Survivac) in subjects with advanced recurrent ovarian cancer.

“The overall results obtained from the DeCidE1 trial are very promising,” said Dr. Oliver Dorigo, Principal Investigator of the DeCidE1 study and Director of the Gynecologic Oncology Service at Stanford University. “Treatment was well-tolerated with an overall survival rate of 44.9% at 23.8 months of follow up and a median overall survival of 19.9 months. These results are particularly encouraging because many subjects in the trial had been heavily pre-treated and 57.9% were platinum resistant. We believe that these results support the further clinical study of maveropepimut-S in ovarian cancer.” Secondary endpoints in the DeCidE1 clinical study included an extensive analysis of collected biological samples. Dr Jeremy Graff, Chief Scientific Officer of IMV commented, “The translational analyses provide strong evidence that maveropepimut-S successfully elicits the generation of tumor antigen-specific T cells. Importantly, these analyses affirm the molecular and cellular mechanism of MVP-S based therapy. This data will also inform the discussion and design of a Phase 2 clinical study to be submitted to the FDA.” The details of these translational analyses have been submitted to upcoming scientific meetings for presentation.

About the DeCidE1 Study

“DeCidE1” was a Phase 1b/2 multicenter, randomized, open-label study to evaluate the safety and effectiveness of maveropepimut-S (MVP-S, formerly named DPX-Survivac) with intermittent low dose cyclophosphamide (CPA). This Phase 2 trial enrolled 22 subjects with recurrent, advanced platinum-sensitive and resistant ovarian cancer. Subjects received 2 subcutaneous injections of MVP-S three weeks apart and every eight weeks thereafter, and intermittent low dose CPA one week on and one week off until end of treatment. Tumor biopsies were performed prior to treatment and on treatment.

Primary endpoints of this study were overall response rate, disease control rate and safety. Secondary endpoints included cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival, and biomarker analyses. More information on the DeCidE1 study can be found here.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the results of the Company’s DeCidE1 Study supporting further clinical study of maveropepimut-S in ovarian cancer; evidence that maveropepimut-S successfully elicits the generation of tumor antigen-specific T cell; these analyses affirming the molecular and cellular mechanism of maveropepimut-S based therapy and the anticipated timing the Company’s Phase 2 clinical study. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681 M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com